Exhibit 99.1

IceCure Reports Preliminary Financial Results for the Three and Six Months Ended June 30, 2025

CAESAREA, Israel, July 3, 2025 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, today announced preliminary financial results as of and for the three and six months ended June 30, 2025.

The Company expects product sales of approximately $525,000 for the three months ended June 30, 2025. While order flow was not impacted by the conflict between Israel and Iran, certain non-U.S. customer shipments were temporarily delayed and have since resumed. More than $200,000 of product sales for shipments that were scheduled for delivery during the second quarter are expected to be delivered in July, and the associated product sales booked during the third quarter of 2025.

Payments for these orders, which were primarily from ProSense® distributors in global markets outside of the U.S., were received by IceCure during the second quarter and recorded on the Company’s balance sheet as deferred sales. The U.S. market was not impacted by the short delay in shipments due to sufficient inventory of ProSense® systems and probes maintained by IceCure in the U.S.

As a result of lower than expected second quarter 2025 shipments, product sales for the six months ended June 30, 2025 was approximately $1.25 million compared to product sales of $1.65 million during the six months ended June 30, 2024. Product sales for the six-month period ended June 30, 2024 excludes revenue of $100,000 received from the exclusive distribution agreement with Terumo and other services in Japan. As previously disclosed, the Company expects sales to fluctuate quarter-over-quarter due to the timing of customer orders and shipments.

IceCure plans to report its second quarter and first half of 2025 comprehensive financial results in August 2025. The Company does not intend to issue preliminary financial results on a quarterly basis, unless otherwise warranted.

The foregoing is a preliminary estimate regarding the Company’s revenue for the three and six-month period ended June 30, 2025. Moreover, this preliminary financial information has been prepared solely on the basis of information that is currently available to, and that is the responsibility of, management. IceCure Medical’s independent registered public accounting firm has not audited nor reviewed, and does not express an opinion with respect to, this information. This preliminary financial information is based upon the Company’s estimates, is not a comprehensive statement of the Company’s revenue for the three and six-month period ended June 30, 2025 and remains subject to, among other things, the completion of the Company’s financial closing procedures, final adjustments, and completion of the Company’s internal review as of and for the six month period ended June 30, 2025, which may impact the results and expectations set forth above.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the Company’s preliminary financial results as of and for the three and six months ended June 30, 2025; and expected delivery of shipments during July 2025 for product scheduled for delivery during the second quarter of 2025. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 27, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

Todd Kehrli

Phone: 310-625-4462